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                                                                    Exhibit 12.1


                 IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
                          (in thousands, except ratios)


                                                                 Years Ended December 31,
                                                       ------------------------------------------
                                                           2001             2000             1999
                                                       --------          -------          -------
Income before income tax provision                      161,604           69,347           45,606
Fixed charges:
   Interest expense and amortization of original
     issue discount on all indebtedness                   7,304            7,053            6,058
   Interest included in rent expense                      1,120              889              632
                                                       --------          -------          -------
Total fixed charges                                       8,424            7,942            6,690
                                                       --------          -------          -------
Income before income tax provision and fixed charges    170,028           77,289           52,296
                                                       ========          =======          =======

Ratio of earnings to fixed charges                        20.18             9.73             7.82


(1) The ratio of earnings to fixed charges was computed by dividing earnings (income before income tax provision, adjusted for fixed charges) by fixed charges for the periods indicated. Fixed charges include (i) interest expense and amortization of original issue discount on all indebtedness and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.